             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G
                      (Amendment No. 13)

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
        UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

          Under the Securities Exchange Act of 1934

                Chris-Craft Industries, Inc.
                      (Name of Issuer)

   $1.40 Cumulative Convertible Preferred Stock, par value
  $1.00 per share; Class B Common Stock, par value $.50 per
      share; and Common Stock, par value $.50 per share
               (Title of Class of Securities)

        170520-30-8; 170520-50-6;  and  170520-10-0
                       (CUSIP Number)
              ______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

               (Continued on following pages)

CUSIP No. 170520-30-8,        13G       Page 2 of 6 Pages
          170520-50-6, and
          170520-10-0

1)  Name of Reporting Person:  James J. Rochlis
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)   /  /

(b)  /  /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

Number    5)   Sole Voting Power:  15,953 shares of $1.40
of             Convertible Preferred Stock, 523,967 shares
Shares         of Class B Common Stock and 745,786 shares
Bene-          of Common Stock
ficially  6)   Shared Voting Power:  285,883 shares of Class
Owned by       B Common Stock and 960,567 shares
Each           of Common Stock
Reporting
Person    7)   Sole Dispositive Power:  15,953 shares of
with           $1.40 Convertible Preferred Stock, 523,967
               shares of Class B Common Stock and 745,786 shares of Common Stock
          8)   Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   15,953 shares of $1.40 Convertible Preferred
               Stock, 809,850 shares of Class B Common Stock and 1,706,353 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          6.8% of $1.40 Convertible Preferred Stock, 9.7% of Class B Common Stock and 6.4% of Common Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
               Chris-Craft Industries, Inc. ("Chris-
               Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 James J. Rochlis

Item 2(b).     Address of Principal Business Office or, if
               None, Residence:

                 Chris-Craft Industries, Inc.
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                              I
               Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
               11.62760 shares of Class B Common Stock and
               23.25520 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 34.88280 shares of Common Stock ("$1.40 Convertible Preferred Stock")

                             II

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                             III

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

                 I ($1.40 Convertible Preferred Stock) --
                      170520-30-8

                 II (Class B Common Stock) -- 170520-50-6

                 III (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

                              I          II            III

                            $1.40
                            Convert-
                            ible       Class B
                            Preferred  Common          Common
                            Stock       Stock          Stock
(a)  Amount Beneficially
     Owned (1):             15,953      809,850(2)     1,706,353(3)

(b)  Percent of Class
     (outstanding at
     December 31, 1999):    6.8%        9.7%           6.4%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
     vote or to direct
     the vote               15,953      523,967        745,786

    (ii)  shared power to
     vote or to direct
     the vote               --          285,883        960,567

   (iii)  sole power to dis-
     pose or to direct
     the disposition of     15,953      523,967        745,786

    (iv)  shared power to
     dispose or to di-
     rect the disposi-
     tion of                --          --             --

_____________________

(1) At December 31, 1999, (a) the Trustee of the Chris-Craft/United Television Employees' Stock Purchase Plan held 674,684 shares of
     Common Stock and 285,883 shares of Class B Common Stock.
     A committee appointed by the Board of Directors of Chris-Craft to administer the Stock Purchase Plan is empowered to direct voting of the shares held by the Trustee under that plan, and Mr. Rochlis is a member of that Committee. Therefore, the total numbers of shares held at December 31, 1999 by the Stock
     Purchase Plan are included in the figures.

(2)  Includes 370,990 shares issuable upon conversion of $1.40
     Convertible Preferred Stock.

(3) Includes 28,970 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1999 and 995,345 shares issuable upon conversion of (i) $1.40 Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          See Note (1) to Item 4.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

                          Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.



Date:  February 10, 2000




/s/ James J. Rochlis
------------------------
     Signature



James J. Rochlis
     Name/Title